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                                                                      EXHIBIT 11



             STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



                                                      Years ended July 31,
                                             ---------------------------------------
                                               1994            1993          1992
                                             --------        --------      --------
PRIMARY
  Average common shares outstanding   . .       5,487           5,483         5,652
  Net Loss  . . . . . . . . . . . . . . .     $(4,390)       $ (1,425)    $ (14,286)
  Per common share amount   . . . . . . .     $ (0.80)       $  (0.26)    $   (2.53)

FULLY DILUTED

  The dilutive effect of stock options under the treasury stock method is less than 3%.